Filed Pursuant to Rule 424(b)(3)

File No. 333-237929

FLAT ROCK OPPORTUNITY FUND

SUPPLEMENT NO. 2 DATED OCTOBER 6, 2026

TO THE PROSPECTUS DATED JUNE 29, 2026

This document supplements, and should be read in conjunction with, the Fund’s prospectus, dated June 29, 2026, relating to the Fund’s offering of an unlimited number of Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 2 shall have the same meanings as set forth in the Fund’s prospectus.

The purpose of this supplement is to announce that on August 26, 2026, the Fund entered into a Master Repurchase Agreement with Nomura Securities International, Inc. (“Nomura”) and subsequently entered into a Confirmation, dated September 30, 2026, with Nomura outlining the terms of a repurchase transaction facility (the “Facility”) for an initial term of 24 months. Under the Facility, Nomura agreed to provide financing to the Fund through repurchase transactions, with a maximum facility size of $100 million. The Fund is charged an interest rate under the Facility, which is equal to the sum of (i) the greater of (a) the 3-month Term SOFR rate and (b) zero, and (ii) 305 basis points.

The following risk factor is added to the section “Risks Related to Debt Financing” under “Risk Factors” in the prospectus:

There are risks associated with reverse repurchase agreements.

Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement by the Fund to repurchase the securities at an agreed upon price, date and interest payment. Similar to borrowing, reverse repurchase agreements provide the Fund with cash for investment purposes, which creates leverage and subjects the Fund to the risks of leverage, including increased volatility. Reverse repurchase agreements also involve the risk that the other party may fail to return the securities in a timely manner or at all. The Fund could lose money if it is unable to recover the securities and the value of collateral held by the Fund, including the value of the investments made with cash collateral, is less than the value of securities. Reverse repurchase agreements also create Fund expenses and require that the Fund have sufficient cash available to purchase the debt obligations when required. Reverse repurchase agreements also involve the risk that the market value of the debt obligation that is the subject of the reverse repurchase agreement could decline significantly below the price at which the Fund is obligated to repurchase the security.

In the event the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund’s use of the proceeds from the sale of the securities may be restricted pending a determination by the other party, or its trustee or receiver, whether to enforce the Fund’s obligations to repurchase the securities. Reverse repurchase agreements are a form of leverage which also may increase the volatility of the Fund.